Exhibit 2.40

Joint Venture Contract

for the establishment of

Liaoyang Seamless Oil Pipe Co., Ltd.

Between

Liaoning Large Steel Tube Co., Ltd.

AND

First Space Holdings Limited

March 2008

Chapter 1    General Provisions

THIS CONTRACT is entered into by and between Liaoning Large Steel Tube Co., Ltd. (hereinafter referred to as ‘‘Party A’’) and First Space Holdings Limited (Chinese name ’’ hereinafter referred to as ‘‘Party B’’) in Wuxi, China, on March 27, 2008 in accordance with the Law of the People’s Republic of China on Sino-foreign Equity Joint Ventures and other relevant laws and regulations of the People’s Republic of China (hereinafter referred to as the ‘‘PRC’’), in order to jointly invest in and establish Liaoyang Seamless Oil Pipe Co., Ltd. (hereinafter referred to as ‘‘JVC’’) in Liaoyang City, Liaoning Province, China.

Chapter 2    Parties to the Joint Venture

Article 1    The parties to this Contract:

1.	Liaoning Large Steel Tube Co., Ltd. , a company registered in Liaoyang, Liaoning Province, with its legal address at Jiashuang Village, Taizihe, Liaoyang City.

Legal representative:	Huang Zuoli
Title:	Chairman of the Board
Nationality:	Chinese

2.	First Space Holdings Limited, a company registered in the British Virgin Islands, with its legal address in the British Virgin Islands.

Legal representative:	Piao Longhua
Title:	Chairman of the Board
Nationality:	Chinese

Chapter 3    Establishment of the Joint Venture

Article 2  Both parties agree to invest to establish JVC and to participate in the business operations of JVC in accordance with the Law of the People’s Republic of China on Sino-foreign Equity Joint Ventures and other relevant Chinese laws and regulations.

Article 3	JVC’s Chinese name:

JVC’s English name:	Liaoyang Seamless Oil Pipe Co., Ltd.

JVC’s legal address:	Taizihe District, Liaoyang City, Liaoning Province, PRC

Article 4    JVC has the status of an enterprise legal person and is governed by PRC laws. All of its activities must comply with relevant laws and regulations of the PRC. Both parties and JVC will endeavor to make the corporate governance of JVC comply with and meet the relevant standards and requirements for a US-listed company. In order to achieve this objective, Party B has the right to, from time to time, inspect the corporate governance (including accounting andfinancial management) of JVC and request that JVC make any necessary rectifications.

Article 5    JVC is a limited liability company. Both parties shall assume responsibilities to JVC to the extent of their respective capital contributions to JVC’s registered capital. Both parties shall share profits and assume risks and losses in proportion to their respective capital contributions to JVC’s registered capital.

Chapter 4    Purpose and Scope of Production and Business

Article 6    The goal of the parties in respect of JVC is to strengthen economic cooperation and technical exchanges in order to improve product quality, develop new products and enhance competitive quality and price positions in domestic and international markets, by adopting advanced and appropriate technologies and scientific management methods in order to yield economic results and ensure satisfactory economic benefits for each party to the JVC.

Article 7    The production and business scope of JVC is to produce steel oil pipes, sell self-produced products and provide processing services for customers.

Chapter 5    Total Amount of Investment and Registered Capital

Article 8    The total amount of investment in JVC is US$90,000,000. The capital contributions by both parties shall be US$40,000,000 as registered capital of JVC, in which Party A shall invest US$12,000,000, accounting for 30% of the registered capital, and Party B shall invest US$28,000,000, accounting for 70% of the registered capital. Party A shall make its capital contribution in the form of land and cash (land: 250mu, equivalent to US$4.22 million; cash: RMB55.2 million, equivalent to US$7.78 million); Party B shall make its capital contribution in cash in the amount of US$28 million. Contribution schedule: each party shall pay 15% of registered capital, totaling US$6 million, within 90 days after the new business license is issued, of which Party A shall pay US$1.8 million and Party B shall pay US$4.2 million. The remaining portion of registered capital shall be paid by the end of October 2008.

Article 9    The difference between total investment and registered capital shall be raised by parties in proportion to their respective capital contributions to JVC’s registered capital.

Article 10    (a) Subject to Paragraph (c) below, without complying with the provisions of this Article 10 and approval by the original approval authority, neither party shall transfer all or any part of its equity interests in JVC to any third person. Any transfer in violation of this Article 10 will be deemed invalid.

(b)    Subject to Paragraph (c) below, if either party intends to transfer all or any part of its equity interests in JVC to a third party, such party shall notify the other party in writing of the detailed terms and conditions of the offer given to such third party and give the other party an offer to acquire the equity interests being transferred on terms and conditions not less favorable than those given to such third party. If the other party does not accept such offer within one (1) month after receiving the notification, then such party shall be deemed to have waived its right of first refusal. The equity transfer under this Article 10 shall be subject to the other conditions as stipulated by laws and regulations.

(c)    Notwithstanding the foregoing, Party B is entitled to transfer all or part of its equity interests in JVC to its affiliate. In this case, Party A shall waive its right of first refusal and cause the directors appointed by it to approve such transfer by means of a board resolution and to take all necessary action to effectuate such transfer.

(d)    Unless the transferee has agreed in writing to be a party to and be bound by this Contract, neither party may transfer its equity interests in JVC.

Chapter 6    Responsibilities of both Parties

Article 11    Both parties shall complete the following matters:

1.	Party A’s responsibilities:

(a)	Take all possible legal actions to cause JVC to comply with and meet relevant standards and requirements for a subsidiary of a U.S.-listed company;

(b)	Handle equity transfer approvals and legal registration procedures regarding equity transfers and obtain relevant government approvals;

(c)	Obtain the approval from the environmental protection administration for JVC’s operations;

(d)	Assist Party B’s personnel and JVC’s foreign employees in obtaining entry visas and work permits and board and lodging;

(e)	Assist JVC in applying for relevant governmental preferential treatment;

(f)	Assist with the interior decoration of JVC’s workshops and obtain equipment installation and drainage permits;

(g)	Perform the non-competition obligations hereunder; and

(h)	Handle all other matters entrusted by JVC.

2.	Party B’s responsibilities include:

(a)	Take all permissible legal actions to cause JVC to comply with and meet the relevant standards required of a U.S.-listed company;

(b)	Assist Party A in the preparation of application documents and supporting information;

(c)	Perform the non-competition obligations hereunder; and

(d)	Handle all other matters entrusted by JVC.

If either party fails to perform the aforementioned responsibilities in a timely and complete manner, thus incurring losses to either JVC or the other party, such party shall be held liable for compensation.

Chapter 7    Board of Directors

Article 12    The date when the business license is issued to JVC shall be the date of the establishment of the board of directors of JVC.

Article 13    The board of directors shall be comprised of five (5) directors, of whom three (3) shall be appointed by Party B and two (2) by Party A. The chairman of the board shall be appointed by Party B and the vice chairman shall be appointed by Party A. The term of office for the directors (including the chairman and vice chairman) is three (3) years and their terms may be renewed if re-appointed by the appointing party. Each appointing party may replace the directors appointed by such party at any time.

Article 14    The board of directors is the highest authority of JVC and has the authority to decide all the major issues of JVC. Subject to Paragraph 2 of Article 19, the quorum of directors present at a board meeting (in person or by proxy) shall be at least four (4) directors. In the event that less than four (4) directors are present, the resolutions adopted at the board meeting shall be null and void.

Article 15    The following matters shall be approved by a simple majority of all the directors present at board meetings:

1.	Approval of any borrowing, asset mortgage or a third party guarantee, if the amount under any of the above is more than US$1 million;

2.	Approval of the engagement or termination of the engagement of the auditor of JVC;

3.	Approval of the use of any assets of JVC as a mortgage or guarantee or provision of a guarantee for the benefit of a third party;

4.	Implementation or change of any business plan;

5.	Signing or making modifications to any contract, agreement or arrangement between JVC on one side, and either party hereto, its affiliate (for the purpose of this Article 15, ‘‘affiliate’’ refers to, as for either party, any person or entity in which such party directly or indirectly owns more than 30% of its voting equity interests or is entitled to appoint and remove more than half of its board members, or any person or entity which directly or indirectly owns more than 30% of such party’s voting equity interests or is entitled to appoint and remove more than half of such party’s board members), JVC’s director, JVC’s senior management personnel (excluding the employment contract between JVC and the relevant person), on the other side;

6.	Signing any contract, agreement or arrangement not in JVC’s ordinary course of business;

7.	Approval of any profit or dividend distribution plan;

8.	Approval of any annual budget and long-term business plan; and

9.	Other matters.

Article 16    The following matters shall require a unanimous vote of all the directors present at the board meetings:

1.	Amendment of JVC’s articles of association;

2.	Increase, decrease and transfer JVC’s registered capital, subject to the specific provisions of this Contract;

3.	Approval of the termination or dissolution of JVC;

4.	Approval of the divestiture of JVC or its merger with other business entities;

5.	Approval of the acquisition by JVC of other business entities;

6.	Establishment of any subsidiary, partnership or joint venture; and

7.	Approval of the listing of JVC on any stock exchange.

Article 17    The chairman of board is the legal representative of JVC. Should the chairman be unable to perform his duties, the vice chairman shall perform the duties on the chairman’s behalf. Should any director be unable to attend a board meeting, such director may authorize another person to attend the meeting by a written proxy.

Article 18    In the event that any director retires, is dismissed, resigns, loses the capacity to act or dies, resulting in a vacancy on the board of directors, the party nominating such director shall have the right to nominate a successor within thirty (30) days, to be appointed by the board of directors to complete the remaining term of the director. If a director cannot perform the duties of a director or the party nominating such director intends to replace such director, the nominating party may at any time give notice of its request to remove this director from the board. Under any of such circumstances, the other party shall comply with the nominating party’s instruction at the relevant board meeting, unless such instruction violates laws and regulations.

Article 19    The board of directors shall convene a meeting at least once every quarter. The meeting shall be presided by the chairman of the board. The chairman may convene a special meeting based upon a proposal made by more than one-third of the total number of directors. Minutes of the meetings shall be placed on file.

If a board meeting is not convened, the resolutions executed by the directors meeting the quorum for a board meeting by fax or other written form shall have the same legal effect as the resolutions adopted at a board meeting.

Chapter 8    Operations and Management Team

Article 20    JVC shall maintain anoperations and management team to oversee the daily operation and management of JVC. The operations and management team shall include one general manager and several deputy general managers. The general manager shall be nominated by Party B and the deputy general managers shall be jointly nominated by Party A and Party B through consultation and subsequent appointment by the board of directors. The term of office for the general manager and deputy general managers shall be three (3) years. The board of directors may at any time replace the general manager or any of the deputy general managers. Under this circumstance, the nominating party shall immediately nominate a new candidate.

Article 21    The responsibilities of the general manager are to carry out various resolutions adopted at board meetings, decide upon the matters other than those that shall be resolved by the board of directors and organize and lead the daily management of JVC. The general manager may appoint department managers, who shall be responsible for their respective departmental work, handle the matters assigned by the general manager and/or deputy general managers and report to the general manager and deputy general managers.

Article 22    In case of embezzlement or serious dereliction of duty on the part of the general manager or the deputy general managers, the board will convene to discuss the respective manager, who may be dismissed by the board of directors. The general manager, deputy general manager or department manager of the JVC shall not concurrently serve as the general manager or other senior management member, employee or consultant of any other business entity.

Article 23    JVC shall have one supervisor, but no supervisory committee. The supervisor is appointed by Party A and performs the duties as a supervisor in accordance with the law to protect the interests of JVC’s parties and employees. The supervisor will serve four year terms of office, which may be renewed if re-elected.

Chapter 9    Labor Management

Article 24    An employment contract covering the recruitment, employment, dismissal, resignation, salaries, labor insurance, living benefits, reward, penalty and other related matters concerning the employees of JVC shall be signed by JVC with each employee in accordance with the labor laws of the People’s Republic of China and on the basis of the scheme established by the general manager. The employment contracts shall, after being signed, be filed with the local labor administration department.

Article 25    In order to achieve JVC’s operational capacity, the board of directors will determine the number of employees required for JVC’s efficient operations.

Article 26    The employment, salaries, social insurances, welfares, traveling expense standards and other related matters of the senior management personnel nominated by both parties (including the general manager and deputy general managers) shall be decided by the board of directors after discussions.

Chapter 10    Profit Distribution

Article 27    Unless otherwise resolved by the board of directors, the annual after-tax profits of JVC shall be distributed to both parties in proportion to their respective capital contributions to JVC within the first four (4) months of the next year after reserve funds, enterprise expansion funds as well as bonuses and welfare funds for employees are allocated pursuant to the provisions of this Contract.

Chapter 11    Taxation, Finance, Audit and Environmental Protection

Article 28    JVC shall pay taxes in accordance with the relevant Chinese laws and regulations.

Article 29    JVC shall maintain an accounting system in accordance with PRC law.

Article 30    The employees of JVC shall pay individual income tax in accordance with the Individual Income Tax Law of the PRC.

Article 31    JVC shall allocate the reserve funds, enterprise expansion funds as well as bonuses and welfare funds for employees in accordance with the stipulations of the Laws on Sino-foreign Equity Joint Ventures of the PRC. The annual allocation percentages shall be decided by the board of directors after discussions, taking into consideration the business situation of JVC and in accordance with the law.

Article 32    The fiscal year of JVC shall be from January 1 to December 31. All bookkeeping records, documents, statements and account books shall be written in both Chinese and English. Either party to JVC or its representative may inspect the accounts and records of JVC in due course. JVC shall submit the current financial statements and reports on market condition, inventories and financial position (one Chinese version and one English version) to the board of directors each quarter.

Article 33    The audit of JVC shall be reviewed and verified by an auditor registered in the PRC and engaged by the board of directors, and the audit results shall be reported to the board of directors and general manager. Within sixty (60) days after the end of each fiscal year, JVC shall submit the audited annual accounts together with the audit report issued by the independent auditor to both parties and each director. Should either party consider it is necessary to engage an auditor inside or outside of the PRC to perform an annual financial audit, the other party shall give consent and the expenses thus incurred shall be borne by the engaging party.

Article 34    In the first three months of each business year, the general manager shall organize and prepare the profit distribution plan for the previous year, which shall be submitted to the board of directors for examination.

Article 35    JVC shall undertake the obligations and responsibilities concerning environmental protection and shall put in place measures for preventing and controlling environmental pollution in accordance with the stipulations of the Environmental Protection Law of the PRC.

Chapter 12    Foreign Exchange Control

Article 36    All foreign exchange issues of JVC shall be handled in conformity with the relevant laws and regulations of the PRC on foreign exchange control.

Article 37    JVC shall open a foreign currency account and an RMB account in a bank approved by the People’s Bank of China and the State Administration for Foreign Exchange. All foreign exchange incomes of JVC shall be deposited in the foreign currency account with the bank. Profits available for distribution to Party B may be paid out of this account.

Article 38    All salaries and legitimate incomes paid by JVC to Party B or foreign employees may be paid in United States dollars or other freely convertible currencies out of the foreign exchange held by JVC.

Article 39    During the operating term, JVC shall be solely responsible for its balance in foreign exchange receipts and disbursements.

Chapter 13    Term

Article 40    The term of JVC shall be twenty (20) years, starting from the date on which JVC’s business license is issued. An application for the extension of the term, if consented to by both parties and unanimously approved by the board of directors, shall be submitted to the original approval authority not less than six (6) months prior to the expiration date of the JVC term.

Chapter 14    Disposal of Properties after the Expiration of the Term

Article 41    Upon the expiration of the term of JVC or earlier termination, JVC shall carry out financial liquidation in accordance with the law. During liquidation, JVC properties shall be distributed between both parties in proportion to their respective capital contributions.

Article 42    In the event of liquidation, Party A and Party B shall assign individuals (two (2) individuals from Party A and three (3) individuals from Party B) to form a liquidation committee. The individual in charge of the liquidation committee shall be from Party B. These individuals shall be appointed by the board of directors and will be responsible for JVC’s liquidation.

Chapter 15    Insurance

Article 43    The insurance policies of JVC shall be maintained with legally registered insurance companies. Types, values and terms of insurance policies shall be decided by the general manager in accordance with PRC laws as well as the regulations of the relevant insurance companies.

Chapter 16    Confidentiality

Article 44    Each party agrees to keep confidential the terms and conditions of this Contract, any and all information in connection with this Contract or JVC and any and all information provided by the other party (hereinafter referred to as ‘‘Confidential Information’’) in connection herewith, and further agrees not to disclose Confidential Information to any third party except to its affiliates (for the purpose of this Article 44, ‘‘affiliate’’ refers to, as for either party, any person or entity in which such party directly or indirectly owns more than 30% of its voting equity interests or is entitled to appoint and remove more than half of its board members, or any person or entity which directly or indirectly owns more than 30% of such party’s voting equity interests or is entitled to appoint and remove more than half of such party’s board members), except as otherwise specifically provided for herein. Confidential Information shall be used only for the legitimate business purpose of JVC as stipulated under this Contract. Each party may, if necessary, disclose to its professional consultant the Confidential Information that is required to perform the consultant’s obligations hereunder. Each party agrees that, in case it gets access to or obtains Confidential Information, it may be required to execute a confidentiality and non-disclosure contract consistent with the provisions of this Chapter 16. The provisions of this Chapter 16 shall not apply to the information which: (a) is already publicly available (other than by violating the provisions of this Chapter 16); (b) is already possessed by the recipient or is unrelated to this Contract or JVC or is developed independent of this Contract; or (c) is required to be disclosed in accordance with relevant laws and regulations.

Article 45    Each party agrees to limit the number of the persons to whom Confidential Information is disclosed to a minimum, which is the number of persons necessary for it to perform the obligations hereunder.

Chapter 17    Non-competition

Article 46    Both parties hereby agree that within the term of the JVC, without the prior written consent of Party B, Party A shall not directly or indirectly produce or establish an enterprise in Mainland China to produce any products that are identical to, substantially identical to or competitive with the products produced by JVC, in the capacity of an investor, joint venturer, technology licensor, technology licensee, agent, distributor, manager, consultant or otherwise, other than in accordance with this Contract or any separate contract executed in connection with JVC, and Party A shall guarantee that it and its affiliates (for the purpose of this Article 46, ‘‘affiliate’’ refers to any person or entity in which Party A directly or indirectly owns more than 30% of its voting equity interests or is entitled to appoint and remove over half of its board members, or any person or entity which directly or indirectly owns more than 30% of Party A’s voting equity interests or is entitled to appoint and remove over half of Party A’s board members) shall not be engaged in other activities in competition with JVC.

Chapter 18    Amendment, Modification and Termination of Contract

Article 47    No amendment to this Contract and its annex shall be effective except by a written instrument signed by both parties and approved by the original examination and approval authority.

Article 48    Either party may terminate this Contract to dissolve JVC should any of these situations occur:

1.	The term expires and neither party continues the JVC’s operations or both parties agree to terminate this Contract prior to the expiration of the Joint Venture term;

2.	JVC suffers from serious losses and the cumulative losses exceed 35% of its registered capital;

3.	Either party fails to perform this Contract or JVC’s articles of association and as a result, JVC is unable to continue business operations (in such case, only the non-defaulting party is entitled to terminate this Contract); or

4.	JVC suffers from serious losses due to any event of force majeure hereunder and as a result, JVC ceases operations for more than three (3) months or JVC is incapable of continuing business operations.

The termination of this Contract shall be effective only after being passed by the board of directors and approved by the original approval authority.

Chapter 19    Defaulting Liability

Article 49    If either party violates this Contract, the breaching party shall be liable to the performing party for damages incurred as a result of such breach.

Chapter 20    Force Majeure

Article 50    Should either party to this Contract be prevented from performing this Contract or performing in accordance with the stipulations under this Contract by events of force majeure, such as an earthquake, typhoon, flood, fire, war and other unforeseeable events, the happening and consequences of which are unpreventable or unavoidable, the prevented party shall, without any undue delay, notify the other party by fax or telegram of such event, and within fifteen (15) days thereafter, provide detailed information of such event and a valid document of evidence issued by the local public notary organization to explain the reason for its failure to perform this Contract in whole or in part or its delay in performing this Contract. Both parties shall, through consultations, decide whether to terminate this Contract, exempt part of the obligations under this Contract or to delay the performance of this Contract depending on the effect of such event upon the performance of this Contract.

Chapter 21    Applicable Law

Article 51    The formation, validity, interpretation and performance of, and resolution of disputes in connection with this Contract shall be governed by the laws of the PRC.

Chapter 22    Dispute Resolution

Article 52    All disputes arising from the performance of or in connection with this Contract shall, unless amicably resolved by both parties, be resolved by arbitration according to the arbitration rules of the China International Economic and Trade Arbitration Commission then in effect (‘‘Rules’’) by an arbitration tribunal composed of three (3) arbitrators appointed in accordance with the Rules. The seat of arbitration shall be Shanghai. The arbitral award shall be final and binding upon both parties.

Article 53    During the course of arbitration, both parties shall continue to perform this Contract except for the portion relating to the dispute.

Chapter 23    Language

Article 54    This Contract is written in both Chinese and English with equal effectiveness. In case of any conflict between the two versions, the Chinese version shall prevail.

Chapter 24    Effectiveness and Miscellaneous

Article 55    This Contract is executed by and between both parties in Wuxi, China, as of March 27, 2008. This Contract shall become effective as of the date of approval by the examination and approval authority.

Article 56    Notices to be given pursuant to this Contract shall be in writing. Should the notices in connection with the rights and obligations of both parties be sent to either party by fax or email, notices by written letter shall follow. The addresses of both parties as listed in this Contract shall be their respective addresses for receiving notices.

Party A:    Liaoning Large Steel Tube Co., Ltd. (Seal)

Representative: /s/ Huang Zuoli
Title: Chairman of the Board

Party B:     FIRST SPACE HOLDINGS LIMITED

(Chinese name   )

Representative: /s/ Piao Longhua
Title: Chairman of the Board